                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. __)(1)

                             ARNOLD INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   042 595108
                       -------------------------------
                                 (CUSIP NUMBER)

                               JOHN J. GASPAROVIC
                               ROADWAY CORPORATION
                              1077 GORGE BOULEVARD
                                AKRON, OHIO 44310
                                 (330) 384-2661
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 21, 2001
               ------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(e), 13D-1(f) OR 13D-1(g), CHECK THE FOLLOWING BOX [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (CONTINUED ON FOLLOWING PAGES)
                               (PAGE 1 OF 7 PAGES)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 7 Pages

--------------------------------------------- ------------------ ---------------------------------------------------

CUSIP No. 042 595108                                 13D                              Page   2   of       Pages
                                                                                           -----    -----
--------------------------------------------- ------------------ ---------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Roadway Corporation/34092670

------------ -------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a)[ ]
                                                                                                     (b)
------------ -------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO - See Item 3
------------ -------------------------------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
             ITEM 2(d) OR 2(e)

------------ -------------------------------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------- ---------- -----------------------------------------------------------------

                                            7      SOLE VOTING POWER

                                                            0
                                        ---------- -----------------------------------------------------------------
              NUMBER OF
                SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                                     4,170,189
            EACH REPORTING              ---------- -----------------------------------------------------------------
             PERSON WITH
                                            9      SOLE DISPOSITIVE POWER

                                                            0
                                        ---------- -----------------------------------------------------------------

                                           10      SHARED DISPOSITIVE POWER

                                                            0
------------ -------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,170,189
------------ -------------------------------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                    [ ]
             CERTAIN SHARES*

------------ -------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      See Item 4
------------ -------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

                      CO
------------ -------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                         --------------------------
CUSIP NO. 042 595108               Schedule 13D            Page 3 of 7 Pages
-----------------------------                         --------------------------


ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Arnold Industries, Inc., a Pennsylvania corporation ("Arnold"). The principal executive offices of Arnold are located at 625 South Fifth Avenue, P.O. Box 210, Lebanon, Pennsylvania 17042-0210.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Roadway Corporation, a Delaware corporation ("Roadway"). The address of the principal office and principal business of Roadway is 1077 Gorge Boulevard, Akron, Ohio 44310. Roadway is the parent of Roadway Express, a transportation company providing less-than-truckload and truckload freight services throughout North America.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.

         (d) During the past five years, Roadway has not, and, to the best of Roadway's knowledge, none of the executive officers or directors of Roadway has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Roadway was not and, to the best of Roadway's knowledge, none of the executive officers or directors of Roadway was, a party to a civil proceeding to a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Not applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock to which this statement on Schedule 13D relates were acquired other than by purchase. The method of acquisition is described in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

         (a), (b) Roadway, Lion Corp., a wholly owned subsidiary of Roadway ("Merger Sub"), and Arnold have entered into an Agreement and Plan of Merger, dated as of August 21, 2001 (the "Merger Agreement"), which provides for the merger of Merger Sub with and into Arnold (the "Merger"). Arnold will be the surviving corporation in the Merger (the "Surviving Corporation") and, immediately after the Merger, will be a direct wholly owned subsidiary of Roadway. The Merger Agreement is attached hereto as Exhibit 1.

-----------------------------                         --------------------------
CUSIP NO. 042 595108               Schedule 13D             Page 4 of 7 Pages
-----------------------------                         --------------------------

         Simultaneously with the execution and delivery of the Merger Agreement, Roadway entered into a Shareholder Voting Agreement, dated as of August 21, 2001, with Edward H. Arnold, an individual ("EHA"). The Voting Agreement is attached hereto as Exhibit 2. Pursuant to the Voting Agreement, EHA has agreed with respect to the 4,170,189 outstanding shares of Common Stock he holds (the "Subject Stock"), so long as the Voting Agreement remains in effect, to (a) vote the Subject Stock held by him and any other shares of Common Stock that he owns at the time of such vote (i) in favor of approval and adoption of the Merger Agreement and the Merger and (ii) against any alternate acquisition of Arnold or any corporate action that would impair or delay consummation of the Merger, (b) grant to Roadway a proxy to vote the Subject Stock in favor of the items set forth in clauses (a)(i) and (ii) above and (c) abide by certain restrictions on the transfer of the Subject Stock. The Voting Agreement and the irrevocable proxy granted thereunder will terminate if the Merger Agreement is terminated or upon consummation of the Merger. The Subject Stock represents 16.81% of all outstanding shares of Common Stock (based on the number of outstanding shares of common stock set forth in a statement on Form 10Q filed by Arnold on August 18,
2001). As a result of the Voting Agreement and the irrevocable proxy granted thereunder, Roadway may be deemed to beneficially own all of the shares of the Subject Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Roadway is the beneficial owner of the Subject Stock for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) In connection with the Merger, Roadway and EHA entered into a Letter Agreement, dated August 21, 2001 (the "Letter Agreement"), pursuant to which Roadway and EHA have agreed that Roadway will sell substantially all of the assets of the Arnold Logistics Division (the "Arlo Division") of Arnold Transportation Services, Inc., a wholly-owned subsidiary of Arnold, to a entity to be formed by EHA (the "EHA Purchaser") for $105 million if a definitive agreement between Roadway and the EHA Purchaser can be reached within 45 days after the execution of the Merger Agreement. The Letter Agreement is attached hereto as Exhibit 3.

         The preceding summary of certain provisions of the Merger Agreement, the Voting Agreement, and the Letter Agreement, copies of which are attached as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such documents.

         (d) Upon consummation of the Merger, the directors of Merger Sub and the officers of Arnold will be the directors and officers of the Surviving Corporation.

         (e) Upon consummation of the Merger, each outstanding share of Common Stock (except for shares held by stockholders who have perfected appraisal rights under Pennsylvania law and have not withdrawn or lost such rights and any shares held by Roadway, Arnold, Merger Subsidiary or any of their respective wholly-owned subsidiaries) will be converted into cash in the amount of $21.75 without interest (the "Merger Consideration"). In connection with the Merger each outstanding option to purchase Common Stock will be canceled and the holder thereof will be entitled to receive, for each such option cash in an amount

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-----------------------------                         --------------------------
CUSIP NO. 042 595108               Schedule 13D             Page 5 of 7 Pages
-----------------------------                         --------------------------

equal to the amount, if any, by which the Merger Consideration exceeds the per share exercise price of such option.

         (f) See the response to Items 4(a) and 4(b) above.

         (g) Upon consummation of the Merger, the articles of incorporation of the Company as amended immediately prior to the effective time of the Merger and the by-laws of Merger Sub will be the articles of incorporation and by-laws of the Surviving Corporation.

         (h) The Common Stock is currently traded on the Nasdaq National Market. Following consummation of the Merger, the Common Stock will cease to be authorized to be quoted thereon.

         (i) Upon consummation of the Merger, Roadway will promptly file for termination of registration of the Common Stock pursuant to Section 12(g)(4) of the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Roadway does not directly own any shares of Common Stock as of the date hereof. However, pursuant to the Voting Agreement and the irrevocable proxy granted thereunder, Roadway may be deemed to beneficially own all of the shares of Subject Stock, as specified in the response to Item 4 above, representing the approximate percentage of the issued and outstanding Common Stock specified in the response to Item 4 above. To the best of Roadway's knowledge, none of the executive officers or directors of Roadway beneficially owns any shares of Common Stock as of the date hereof.

         (b) As a result of the Voting Agreement and the irrevocable proxy granted thereunder, Roadway may be deemed to have shared voting power with respect to all of the shares of Subject Stock, as specified in the response to
Item 4 above.

         (c) Other than Roadway entering into the Merger Agreement and the Voting Agreement, Roadway has not, and, to the best of Roadway's knowledge, none of the executive officers or directors of Roadway has, effected any transactions in the Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the matters disclosed in response to Items 4 and 5 above, Roadway is not, and, to the best of Roadway's knowledge, none of the executive officers or directors of Roadway is, a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Arnold, including, but not limited to, the transfer of voting of any of the

-----------------------------                         --------------------------
CUSIP NO. 042 595108               Schedule 13D             Page 6 of 7 Pages
-----------------------------                         --------------------------

securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                         DESCRIPTION
-----------                         -----------

      1 Agreement and Plan of Merger, dated as of August 21, 2001 by and among, Roadway Corporation, Lion Corp. and Arnold Industries, Inc., incorporated by reference to Exhibit 2.1 of Roadway's Form 8-K (Registration No. 000-32821) filed on August 24, 2001

      2 Shareholder Voting Agreement, dated as of August 21, 2001, by and between Roadway Corporation and Edward H. Arnold, incorporated by reference to Exhibit 99.1 of Roadway's Form 8-K (Registration No. 000-32821) filed on August 24, 2001

      3 Letter Agreement, dated as of August 21, 2001, by and between Roadway Corporation and Edward H. Arnold



                        [SIGNATURES BEGIN ON NEXT PAGE.]

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  August 31, 2001

                            Name: ROADWAY CORPORATION



                            By:   /s/ John J. Gasparovic
                               -------------------------------
                               John J. Gasparovic
                               Vice President, General Counsel
                               and Secretary